Exhibit 1
All references to “our,” “STATS ChipPAC,” the “Company” or “STATS” prior to the consummation of the merger of former STATS and ChipPAC refer to STATS ChipPAC Ltd. and its consolidated subsidiaries. This quarterly report on Form 6-K contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “target,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and speak only as of the date of this report. These forward-looking statements are based on our current expectations and involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in the report. Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; reliance on a small group of principal customers; continued success in technological innovations; availability of financing; pricing pressures including declines in average selling prices; the pending tender offer by Singapore Technologies Semiconductors Pte Ltd (STSPL), a subsidiary by Temasek Holdings (Private) Limited (Temasek Holdings); our substantial level of indebtedness; potential impairment charges; delays in acquiring or installing new equipment; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in product mix; intellectual property rights disputes and litigation; capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings that may result in conflicting interests between Temasek Holdings and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; our ability to continue to successfully integrate the operations of the separate former STATS and ChipPAC companies and their employees; labor union problems in South Korea; uncertainties of conducting business in China; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 12, 2007. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Since the beginning of fiscal 2005, we have employed quarterly and fiscal year reporting periods. Our 52-53 week fiscal year ends on the Sunday nearest to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our first quarter of 2007 ended on April 1, 2007, while our first quarter of 2006 ended on March 26, 2006. References to “US GAAP” are to generally accepted accounting principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars (except per share data)

	December 31,	April 1,
	2006	2007
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$171,457	$156,178
Short-term marketable securities	45,126	31,462
Accounts receivable, net	243,779	242,765
Amounts due from affiliates	2,506	2,496
Other receivables	6,975	7,981
Inventories	111,614	97,139
Prepaid expenses and other current assets	18,364	15,574

Total current assets	599,821	553,595
Long-term marketable securities	15,358	15,535
Property, plant and equipment, net	1,192,830	1,186,372
Investment in equity investee	10,292	9,996
Intangible assets	41,846	40,592
Goodwill	513,512	513,085
Long-term restricted cash	981	977
Prepaid expenses and other non-current assets	83,640	73,287

Total assets	$2,458,280	$2,393,439

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$167,722	$136,423
Payables related to property, plant and equipment purchases	34,277	35,273
Accrued operating expenses	97,627	91,365
Income taxes payable	6,810	6,797
Short-term borrowings	592	48
Amounts due to affiliates	45	17
Current obligations under capital leases	3,680	1,857
Current installments of long-term debts	61,101	17,254

Total current liabilities	371,854	289,034
Long-term debts, excluding current installments	697,523	682,120
Other non-current liabilities	84,807	88,363

Total liabilities	1,154,184	1,059,517
Minority interest	57,946	58,393
Share capital:
Ordinary shares — Unlimited ordinary shares with no par value; Issued ordinary shares — 2,002,814,117 in 2006 and 2,019,386,509 in 2007	1,847,002	1,860,985
Accumulated other comprehensive loss	(7,714)	(8,847)
Accumulated deficit	(593,138)	(576,609)

Total shareholders’ equity	1,246,150	1,275,529

Total liabilities and shareholders’ equity	$2,458,280	$2,393,439

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars (except per share data)
(Unaudited)

	Three Months Ended
	March 26,	April 1,
	2006	2007

Net revenues	$385,709	$390,470
Cost of revenues	(309,116)	(312,911)

Gross profit	76,593	77,559

Operating expenses:
Selling, general and administrative	39,711	27,999
Research and development	6,973	8,185
Tender offer expenses	—	6,808

Total operating expenses	46,684	42,992

Operating income	29,909	34,567

Other income (expense), net:
Interest income	1,761	1,837
Interest expense	(11,457)	(10,464)
Foreign currency exchange gain (loss)	(9)	120
Equity loss from investment in equity investee	—	(253)
Other non-operating income (expense), net	275	41

Total other income (expense), net	(9,430)	(8,719)

Income before income taxes	20,479	25,848
Income tax expense	(5,918)	(7,651)

Income before minority interest	14,561	18,197
Minority interest	(2,545)	(1,150)

Net income	$12,016	$17,047

Basic net income per ordinary share	$0.01	$0.01
Diluted net income per ordinary share	$0.01	$0.01

Basic net income per ADS	$0.06	$0.08
Diluted net income per ADS	$0.06	$0.08

Ordinary shares (in thousands) used in per ordinary share calculation:
— basic	1,981,209	2,009,832
— diluted	2,155,584	2,191,760
ADS (in thousands) used in per ADS calculation:
— basic	198,121	200,983
— diluted	215,558	219,176

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of U.S. Dollars
(Unaudited)

	Three Months Ended
	March 26,	April 1,
	2006	2007
Cash Flows From Operating Activities
Net income	$12,016	$17,047
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	68,989	60,779
Amortization of leasing prepayments	4,368	11
Debt issuance cost amortization	531	618
Loss on sale of property, plant and equipment	191	725
Accretion of discount on convertible notes	1,624	1,386
Foreign currency exchange (gain) loss	105	(372)
Share-based compensation expense	4,445	2,882
Deferred income taxes	5,101	5,822
Minority interest in income of subsidiary	2,545	1,150
Equity loss from investment in equity investee	—	253
(Gain) loss on sale of marketable securities	176	(72)
Others	841	52
Changes in operating working capital:
Accounts receivable	(31,128)	1,014
Amounts due from affiliates	64	10
Inventories	(28,114)	14,506
Other receivables, prepaid expenses and other assets	(4,146)	4,149
Accounts payable, accrued operating expenses and other payables	35,487	(34,113)
Amounts due to affiliates	11	(28)

Net cash provided by operating activities	73,106	75,819

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$6,072	$10,327
Proceeds from maturity of marketable securities	—	2,946
Purchases of marketable securities	(33,183)	—
Acquisition of intangible assets	(2,070)	(614)
Purchases of property, plant and equipment	(141,574)	(55,790)
Others, net	1,617	3,203

Net cash used in investing activities	(169,138)	(39,928)

Cash Flows From Financing Activities
Repayment of short-term debts	$(12,496)	$(544)
Repayment of long-term debts	(2,283)	(38,726)
Proceeds from issuance of shares	5,666	11,069
Redemption of convertible notes	—	(36,800)
Proceeds from bank borrowings	9,526	15,548
(Increase) decrease in restricted cash	(2,372)	4
Capital lease payments	(1,743)	(1,823)

Net cash used in financing activities	(3,702)	(51,272)

Net decrease in cash and cash equivalents	(99,734)	(15,381)
Effect of exchange rate changes on cash and cash equivalents	645	102
Cash and cash equivalents at beginning of the period	224,720	171,457

Cash and cash equivalents at end of the period	$125,631	$156,178

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended April 1, 2007
(Unaudited)
Note 1: Interim Statements
     The consolidated balance sheet of STATS ChipPAC Ltd.’s (“STATS ChipPAC” or the “Company,” or “STATS” prior to the consummation of the merger) as of December 31, 2006, which has been derived from audited consolidated financial statements, and the unaudited condensed consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”), but condense or omit certain information and note disclosures normally included in annual financial statements. In the opinion of management of STATS ChipPAC, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information included therein. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto for the year ended December 31, 2006 included in STATS ChipPAC’s 2006 Annual Report on Form 20-F. The accompanying condensed consolidated financial statements include the accounts of STATS ChipPAC and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
     The Company predominantly utilizes the U.S. Dollar as its functional currency. The Company’s Taiwan subsidiary, Winstek Semiconductor Corporation (“Winstek”), designates the New Taiwan Dollar as its functional currency. Where the functional currency is other than the Company’s U.S. Dollar reporting currency, it is translated into U.S. Dollars using exchange rates prevailing at the period end for assets and liabilities and average exchange rates for the reporting period for the results of operations. Adjustments resulting from translation of such foreign subsidiary financial statements are reported within accumulated other comprehensive income (loss), which is reflected as a separate component of shareholders’ equity.
     The Company owned approximately 52% of Winstek as of April 1, 2007. The shares of Winstek are listed on the Taiwan over-the-counter securities market.
     Certain reclassifications have been made to prior period amounts to conform with classifications used in the current quarter.
     The results of operations for interim periods are not necessarily indicative of the results of operations that may be expected for any other period. Our 52-53 week fiscal year ends on the Sunday nearest to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. The first quarter of 2007 ended on April 1, 2007, while the first quarter of 2006 ended on March 26, 2006.
Temasek Holdings’ Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s, Tender Offer
     On March 1, 2007, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), a wholly-owned subsidiary of Temasek Holdings (Private) Limited (“Temasek Holdings”), announced its intention to launch a voluntary conditional cash tender offer for the ordinary shares and American Depositary Shares (“ADSs”) of the Company that STSPL does not already own (the “Offer”).
     The offer price is S$1.75 for each ordinary share and S$17.50 for each ADS in cash. The Offer has been conditioned upon, among other matters, STSPL receiving acceptance of such number of ordinary shares and ADSs which, together with all other ordinary shares and ADSs owned, acquired or agreed to be acquired by STSPL, would represent more than 50% of our outstanding ordinary shares and ADSs following the close of the Offer. If ordinary shares and ADSs tendered into the Offer result in STSPL owning at least 90% of our outstanding ordinary shares and ADSs (other than those owned by STSPL and its related corporations at the commencement of the Offer), STSPL intends to offer a higher offer price of S$1.88 per ordinary share or S$18.80 per ADS to all shareholders who accept the Offer, regardless of when their ordinary shares and ADSs are tendered. The Offer also includes an offer by STSPL for the Company’s outstanding $115.0 million aggregate principal amount of zero coupon convertible notes due 2008 and $150.0 million aggregate principal amount of 2.50% convertible subordinated notes due 2008. The offer for the convertible notes is conditioned on the offer for the ordinary shares and ADSs becoming unconditional in all respects.
     The Offer for the ordinary shares, ADSs and convertible notes was declared unconditional in all respects on April 13, 2007. STSPL has announced that the Offer will close on May 18, 2007 unless the higher offer price threshold is reached or deemed to have been reached, in which case the Offer will remain open for at least ten U.S. business days following the date on which the higher offer price threshold is reached or deemed to have been reached.
     As of May 14, 2007, STSPL announced that it beneficially owned 80.0% of the Company’s outstanding ordinary shares and ADSs.
     During the three months ended April 1, 2007, the Company recorded tender offer expenses of $6.8 million consisting of investment banking, legal, accounting, printing and other costs associated with the tender offer.
Recent Accounting Pronouncements
     In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 is an interpretation of SFAS No. 109, “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return. In addition, FIN 48 requires expanded disclosure with respect to the uncertainty in income taxes and is effective for fiscal year beginning after December 15, 2006.
     The Company has adopted FIN 48 effective at the beginning of the first quarter of 2007. See note 4 for information on the adoption of FIN 48.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company is currently evaluating the impact of SFAS 157, but does not expect the adoption of SFAS 157 to have a material impact on the Company’s consolidated financial statements.
     In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”). This standard requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income, which is a component of stockholders’ equity. The new reporting requirements and related new footnote disclosure rules of SFAS 158 are effective for fiscal years ending after December 15, 2006. The adoption of SFAS 158 does not have a material impact on the Company’s consolidated financial statements. Additionally, SFAS 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position effective for fiscal year ending after December 15, 2008.
     In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — including an Amendment of SFAS No. 115” (“SFAS 159”), which permits companies to measure certain financial assets and financial liabilities at fair value. SFAS 159 requires that unrealized gains and losses are reported in earnings for items measured using the fair value option. SFAS 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. SFAS 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The Company is currently evaluating the effect of SFAS 159 on its consolidated financial statements.
Share-Based Compensation
     The Company adopted the fair value recognition provisions of SFAS 123(R) effective December 26, 2005. For share-based awards, the Company recognizes compensation expense on a graded vesting basis over the requisite service period of the award. The share-based compensation expense under SFAS 123(R) was as follows (in thousands):

	Three Months Ended
	March 26,	April 1,
	2006	2007
Cost of revenues	$1,514	$1,488
Selling, general and administrative	2,470	1,018
Research and development	461	376

	$4,445	$2,882

     The Company began issuing Restricted Share Units (“RSUs”) and contingent Performance Share Plan awards in the three months ended April 1, 2007 pursuant to the STATS ChipPAC Ltd. Restricted Share Plan (“RSP”) and the STATS ChipPAC Ltd. Performance Share Plan (“PSP”), respectively. No share options were granted in the three months ended April 1, 2007, as the RSP is intended to replace the grants of share options under the STATS ChipPAC Ltd. Share Option Plan, as amended.
     The Company estimates the grant-date fair value of employee share purchase rights granted prior to August 15, 2006 and share options using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model incorporates various and highly subjective assumptions including expected volatility, expected term and interest rates. The expected volatility is based on the implied volatility and trading history of the Company’s shares over the most recent period that commensurate with the estimated expected term of the Company’s share options. The estimated term of the Company’s share options is derived from historical experience. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.
     The Company estimates the fair value of RSUs based on the market price of ordinary shares on the date of grant. The fair value of contingent PSP awards is calculated using the market price of ordinary shares on the date of award, adjusted to the market-based performance conditions represented by total shareholders’ return on a certain set of absolute and relative to benchmark company criteria.
     The fair value of share options granted in the three months ended March 26, 2006 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Three Months Ended
March 26,
2006
Expected term	7 years
Dividend yield	0.0%
Risk free interest rate	3.2%
Weighted average volatility	52.1%
     SFAS 123(R) requires the cash flows resulting from the tax benefits for tax deductions in excess of the compensation expense recorded for those options (excess tax benefits) to be classified as financing cash flows. For the three months ended April 1, 2007, the windfall tax benefit realized from exercised employee share options was insignificant.
     The following table summarizes share option activity during the three months ended April 1, 2007:

		Weighted Average	Aggregate
	Options	Exercise Price	Intrinsic Value
	(In thousands)		(In thousands)
Options outstanding at January 1, 2007	116,800	$0.99
Lapsed and forfeited	(3,032)	1.21
Exercised	(8,473)	0.63

Options outstanding at April 1, 2007	105,295	$1.11	$39,962

Exercisable at April 1, 2007	67,548	$1.20	$20,133

     The aggregate intrinsic value in the table above is based on the difference between the market price and the price payable by option holders to exercise their options. During the three months ended April 1, 2007, the total amount of cash received from the exercise of share options was $5.3 million.

     The following table summarizes information about share options outstanding at April 1, 2007:

	Options Outstanding			Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
Range of	Number	Remaining	Average	Number	Remaining	Average
Exercise	Outstanding at	Contractual	Exercise	Exercisable at	Contractual	Exercise
Prices	4/1/2007	Life	Price	4/1/2007	Life	Price
	(In thousands)			(In thousands)
$0.14 to $0.15	33	2.6 years	$0.14	33	2.6 years	$0.14
$0.21 to $0.29	6,779	5.4 years	$0.27	6,779	5.4 years	$0.27
$0.32 to $0.47	3,106	4.0 years	$0.43	3,097	4.0 years	$0.43
$0.53 to $0.89	59,200	6.7 years	$0.68	23,744	5.9 years	$0.74
$0.91 to $1.09	1,539	4.7 years	$0.96	1,303	4.3 years	$0.97
$1.16 to $1.66	27,295	4.9 years	$1.37	25,249	4.7 years	$1.39
$2.01 to $2.61	2,627	2.7 years	$2.05	2,627	2.7 years	$2.05
$3.99	4,716	3.1 years	$3.99	4,716	3.1 years	$3.99

	105,295	5.8 years		67,548	5.0 years

     The following table summarizes information on RSUs and contingent PSP awards outstanding as of April 1, 2007:

	RSP			Contingent PSP
		Weighted			Weighted
		Average			Average
	Number of	Grant-Date	Aggregate	Number of	Grant-Date	Aggregate
	shares	Fair Value	Intrinsic Value	shares	Fair Value	Intrinsic Value
	(In thousands)		(In thousands)	(In thousands)		(In thousands)
Granted	6,705	$0.84		3,450	$0.85
Lapsed and forfeited	(42)	0.84		—	—
Vested	—	—	$—	—	—	$—

Outstanding as at April 1, 2007	6,663	$0.84		3,450	$0.85

     The aggregate intrinsic value in the table above represents the value of the shares on the date that the RSUs and contingent PSP awards vest.
     The fair value of the contingent PSP awards was calculated with the following assumptions:

Three Months
Ended
April 1,
2007
Expected term	3 years
Dividend yield	0.0%
Risk free interest rate	3.0%
Weighted average volatility	40.0%
     The terms of the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (“ESPP”) for the purchase period which commenced on August 16, 2006 and ended on February 14, 2007 and subsequent purchase periods were revised based on changes approved by the shareholders in April 2006. For these employee share purchase rights, the total number of shares to be purchased under the plan and the Company matching of up to 20% of the contribution of the ESPP participants, by transferring or issuing shares or providing cash contribution for the purchase of shares, can vary as the purchase price per share is determined based on the fair market value at the end of the purchase period. Therefore the final measure of compensation cost for these rights is determined at the end of the purchase period, on which the number of shares an employee is entitled and the purchase price are determinable. The Company calculates estimated compensation cost as of the balance sheet date prior to the end of the purchase period based on the current estimation of the number of shares and the level of contribution, as determined in accordance with the terms of the ESPP.

     Fair value of employee share purchase rights granted in the three months ended March 26, 2006 is estimated on the actual date of grant using Black-Scholes option-pricing model with the following assumptions:

Three Months
Ended
March 26,
2006
Expected term	0.5 years
Dividend yield	0.0%
Risk free interest rate	2.7%
Weighted average volatility	35.4%
     As of April 1, 2007, there was $6.1 million of unrecognized share-based compensation expense related to approximately 37.7 million of unvested share option awards net of $0.5 million of estimated share option award forfeitures. This cost is expected to be recognized over a weighted-average period of 1.6 years or such other period that may be required as a result of the Option Proposal made under the STSPL tender offer.
     As of April 1, 2007, there were $5.2 million and $2.8 million of unrecognized share-based compensation expenses related to approximately 6.7 million of unvested RSUs and 3.4 million of unvested contingent PSP awards, respectively, net of $0.01 million of estimated RSU forfeitures. These costs are expected to be recognized over a weighted-average period of 1.9 years and 2.9 years for the RSUs and the contingent PSP awards, respectively.
     During the three months ended April 1, 2007, the total grant-date fair value of share options that vested and the total intrinsic value of share options exercised during the three months ended April 1, 2007 were $6.4 million and $5.1 million, respectively. For the three months ended April 1, 2007, the value of the shares issued for ESPP purchases was $5.8 million. During the three months ended April 1, 2007, the employees contributed $5.1 million to the ESPP.
Share Repurchase Program
     At the annual general meeting in April 2007, the Company obtained shareholders’ approval for the repurchase of up to approximately 51 million ordinary shares (2.5% of the issued ordinary share capital as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date which the approval is revoked or varied. As of April 1, 2007, the Company had not repurchased any shares.
Other Comprehensive Income (Loss)
     The components of accumulated other comprehensive loss on December 31, 2006 and April 1, 2007 comprised the following (in thousands):

	December 31,	April 1,
	2006	2007

Currency translation loss	$(7,353)	$(8,162)
Unrealized gain on hedging instruments	676	192
Unrealized loss on available-for-sale marketable securities	(1,037)	(877)

	$(7,714)	$(8,847)

     Comprehensive income (loss) for the three months ended March 26, 2006 and April 1, 2007 were as follows (in thousands):

	Three Months Ended
	March 26,	April 1,
	2006	2007

Net income	$12,016	$17,047
Other comprehensive income (loss):

Unrealized gain (loss) on available-for-sale marketable securities	(230)	232
Realized gain on available-for-sales marketable securities included in net income	—	(72)
Unrealized gain (loss) on hedging instruments	1,839	(505)
Realized (gain) loss on hedging instruments included in net income	(777)	21
Foreign currency translation adjustment	1,223	(809)

Comprehensive income	$14,071	$15,914

Hedging Instruments
     The Company recognizes all derivatives as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of derivatives and the effect on the consolidated financial statements will depend on the derivatives’ hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair values of cash flows of the asset or liability hedged.
     The Company has established risk management policies for committed or forecasted exposures to protect against volatility of future cash flows. These programs reduce, but do not always entirely eliminate, the impact of the currency exchange or commodity price movements. At April 1, 2007, the Company had a series of foreign currency forward contracts with total contract value of approximately $292 million to hedge the operating expenses denominated in Singapore Dollars, South Korean Won and Malaysian Ringgit in order to limit the fluctuations in these foreign currency exchange rates against the U.S. Dollar. These forward contracts qualify for cash flow hedge accounting as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The duration of these instruments are generally less than 12 months. During the three months ended April 1, 2007, the Company had realized loss and unrealized loss of $0.02 million and $0.5 million, respectively, on its foreign currency forward contracts qualifying as cash flow hedges. Certain foreign currency forward contracts to economically hedge certain committed exposures are not designated as hedges. Accordingly, the changes in fair value of these foreign currency forward contracts are reported in earnings.
Note 2: Selected Balance Sheet Accounts
     The components of inventories were as follows (in thousands):

	December 31,	April 1,
	2006	2007
Raw materials	$88,339	$80,040
Work-in-progress	19,395	15,520
Finished goods	3,880	1,579

	$111,614	$97,139

     Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,	April 1,
	2006	2007
Other prepayments and assets	$14,046	$10,873
Deferred income tax assets	289	289
Loans to a vendor	4,029	4,412

	$18,364	$15,574

     Prepaid expenses and other non-current assets consist of the following (in thousands):

	December 31,	April 1,
	2006	2007
Deferred income tax assets	$39,028	$33,652
Other deposits	285	285
Loans to a vendor	4,412	2,697
Debt issuance cost, net of accumulated amortization of $5,397 and $6,015	9,510	8,892
Assets held for sale	26,259	23,974
Others	4,146	3,787

	$83,640	$73,287

     The Company extended $5.0 million and $15.0 million loans to a vendor in June 2003 and January 2004, respectively, to secure a specified minimum quantity of substrates up to December 2008. The loans are interest-free and are collateralized by equipment purchased by the loan monies, mortgage on the factory of the vendor and 2,400 shares of the vendor’s equity. The loans of $5.0 million and $15.0 million are repayable by quarterly installments of $0.4 million and $0.9 million up to June 2007 and December 2008, respectively. During the three months ended April 1, 2007, $1.3 million was repaid.
     In 2006, the Company entered into an agreement to sell packaging and test equipment related to specific low lead count packages to Wuxi CR Micro-Assembly Technology Ltd. (“ANST”) for $35.0 million payable over four years and a performance-based contingent earn-out of $5.0 million. ANST is a wholly owned subsidiary of Micro Assembly Technologies Limited (“MAT”), of which the Company has a 25% equity interest. As a result of the planned transfer of these assets to ANST, the Company has separately classified the related assets of $28.9 million to assets held for sale, a component of other non-current assets. During the twelve months ended December 31, 2006 and three months ended April 1, 2007, $2.4 million and $2.5 million of the related assets, respectively, have been transferred to ANST and $0.4 million of gain were recognized in each of the twelve months ended December 31, 2006 and three months ended April 1, 2007. In addition to the transfer of assets, the Company entered into an agreement to provide sales and technical support to ANST on a quarterly commission basis from 2007 to December 2009.
     Restricted cash consists of time deposits and government bonds held in connection with foreign regulatory requirements and as collateral for bank loans. At April 1, 2007 and December 31, 2006, $1.0 million and $1.0 million, respectively, were held as long-term restricted cash.
     Property, plant and equipment consist of the following (in thousands):

	December 31,	April 1,
	2006	2007
Cost:
Freehold land	$9,206	$9,132
Leasehold land and land use rights	19,864	19,864
Buildings, mechanical and electrical installation	232,945	235,457
Equipment	1,880,982	1,924,876

Total cost	$2,142,997	$2,189,329
Total accumulated depreciation	$(950,167)	$(1,002,957)

Property, plant and equipment, net	$1,192,830	$1,186,372

     Intangible assets consist of the following (in thousands):

	December 31, 2006			April 1, 2007
	Gross	Accumulated	Net	Gross	Accumulated	Net
	Assets	Amortization	Assets	Assets	Amortization	Assets
Tradenames	$7,700	$(2,658)	$5,042	$7,700	$(2,933)	$4,767
Technology and intellectual property	32,000	(7,733)	24,267	32,000	(8,533)	23,467
Customer relationships	99,300	(99,300)	—	99,300	(99,300)	—
Software, licenses and others	24,855	(12,318)	12,537	25,444	(13,086)	12,358

	$163,855	$(122,009)	$41,846	$164,444	$(123,852)	$40,592

     Amortization expense related to finite-lived intangible assets is summarized as follows (in thousands):

	Three Months Ended
	March 26,	April 1,
	2006	2007

Tradenames	$275	$275
Technology and intellectual property	800	800
Customer relationships	12,413	—
Software, licenses and others	1,245	737

	$14,733	$1,812

     Finite-lived intangible assets are generally amortized over estimated useful lives of two to ten years. Estimated future amortization expense is summarized as follows (in thousands):

April 2, 2007 to December 30, 2007	$5,683
2008	7,146
2009	6,394
2010	5,002
2011	4,235
Thereafter	12,132

Total	$40,592

     The change in the carrying amount of goodwill for the three months ended April 1, 2007 is as follows (in thousands):

Balance as of January 1, 2007	$513,512
Purchase adjustment	(427)

Balance as of April 1, 2007	$513,085

     The purchase adjustment of $0.4 million relates to decrease in tax reserves for uncertain tax position as a result of adoption of FIN 48 at the beginning of fiscal year 2007.
Note 3: Lines of Credit and Other Borrowings
     As of April 1, 2007, the Company’s total debt outstanding consisted of $701.3 million of borrowings, which included $150.0 million of 7.5% senior notes due 2010, $215.0 million of 6.75% senior notes due 2011, $115.0 million of zero coupon convertible notes due 2008, $150.0 million of 2.5% convertible subordinated notes due 2008, and other long-term and short-term borrowings.
     The Company has lines of credit with Shin Han Bank, Hana Bank and the National Agricultural Cooperation Federation Bank in South Korea with credit limits of $25.0 million, $5.0 million and $14.0 million, respectively. The lines of credit bore interest at 6.3% per annum during the three months ended April 1, 2007. As of April 1, 2007, $0.1 million was borrowed against these lines of credit and $43.9 million of unutilized facilities were available. These lines of credit are subject to an annual review by the lenders for the continued use of the facilities.
     The Company has two U.S. Dollar term loan facilities of $25.0 million and $5.0 million from Hana Bank, of which $12.0 million and $1.4 million were outstanding as of April 1, 2007, respectively. The term loan facilities bear interest rates ranging from 6.8% to 7.6% per annum. The principal and interest on these loans are repayable over eight equal quarterly installments from November 2006 to June 2009. As of April 1, 2007, $0.6 million was held as a restricted deposit with the bank.
     Winstek has a NT$1.8 billion ($54.5 million) floating rate New Taiwan dollar term loan facility with a syndicate of lenders, with Mega Bank (formerly known as Chiao Tung Bank) as the agent bank. As of April 1, 2007, Winstek has drawn down NT$1.6 billion ($49.6 million) under the loan, which is repayable in eight equal installments commencing February 27, 2006 and ending on August 27, 2009. The interest rate on the loan was 3.6% per annum and interest on the loan is payable on a monthly basis. During the three months ended April 1, 2007, Winstek repaid $7.2 million and $28.4 million related to scheduled repayment and early repayment, respectively, on the facility. As at April 1, 2007, the outstanding balance on this facility was $7.1 million.
     In August 2006, Winstek secured another floating rate New Taiwan dollar term loan facility of NT$3.6 billion ($108.9 million) with a syndicate of lenders, with Taishin Bank as the agent bank. The loan drawdowns must be made within 24 months from the date of first drawdown, not to be later than February 18, 2007. As of April 1, 2007, Winstek has drawn down NT$0.5 billion ($15.1 million) under the term loan facility. The term loan facility bears interest at the rate of 2.7% per annum. The principal and interest on the loan is repayable in nine installments commencing 24 months from first draw down date with first eight installments each repaying 11% of the principal and the last installment repaying 12% of the principal. The interest on the loan is payable on a quarterly basis. As of April 1, 2007, the outstanding balance on this facility was $15.1 million.
     Additionally, Winstek has NT$1.5 billion (approximately $45.9 million at April 1, 2007) of other bank and credit facilities from various banks and financial institutions, of which $16.1 million borrowings was outstanding as of April 1, 2007. These credit facilities have varying interest rates ranging from 2.1% to 6.2% per annum and maturities ranging from 2007 through 2012.

     The Company established a syndicated three-year revolving line of credit of $125.0 million in 2006. This line of credit was arranged by Oversea-Chinese Banking Corporation Limited and includes a total of six lenders. The facility is irrevocable by the bank syndicate for the three-year period unless the Company is in breach of covenants, including minimum tangible assets, interest coverage ratios and debt ratios, or if it commits an event of default, such as failing to pay any amount due under the line of credit. As of April 1, 2007, the Company had not used this line of credit and there was no outstanding balance on this facility.
     At April 1, 2007, the Company had other undrawn banking and credit facilities consisting of long term loans and bank guarantees of $31.5 million with financial institutions.
Note 4: Income Taxes
     The Company adopted the provision of FIN 48 effective at the beginning of the first quarter of 2007. As a result of the implementation of FIN 48, the Company recognized an additional $0.5 million of tax liability for uncertain tax positions in various jurisdictions and accounted for the increase as a cumulative effect of a change in accounting principle that resulted in an increase to accumulated losses of $0.5 million. In addition, the Company recorded $0.4 million decrease in tax reserves relating to certain tax filings prior to 2004 and adjusted the goodwill related to the acquisition of ChipPAC accordingly by $0.4 million.
     Annually, the Company files income tax returns in various jurisdictions. The Company is under tax examination in certain of these jurisdictions and is engaged with the South Korean National Tax Service through a Mutual Agreement Procedure relating to withholding tax not collected on the interest income on the loan between the ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to 2001. The years still open to audit by foreign tax authorities, which represent the years still subject to the statute of limitations, in major jurisdictions include Singapore (2000 onward), South Korea (2002 onward), Malaysia (2001 onward), United States (1999 onward) and Taiwan (2002 onward). Audit resolutions could potentially reduce the Company’s unrecognized tax benefits, either because the tax positions are not sustained on audit or because the Company agrees to tax disallowances.
     The Company recognizes interest and penalties related to the uncertain tax positions in income tax expense. As of April 1, 2007, the Company has approximately $0.1 million of such accrued interest and penalties.
     During the three months ended April 1, 2007, approximately $1.3 million has been further reserved as liability for uncertain tax positions and is accounted for as a current income tax adjustment.
Note 5: Earnings Per Share
     Basic earnings per share (“EPS”) is computed using the weighted average number of ordinary shares outstanding. Diluted EPS is computed using the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes.
     The Company excluded certain potentially dilutive securities for each period presented from its diluted earnings per share computation because the exercise price of the securities exceeded the average fair value of the Company’s ordinary shares, and therefore these securities were anti-dilutive.
     A summary of the excluded potentially dilutive securities outstanding as of March 26, 2006 and April 1, 2007 follows (in thousands):

	Three Months Ended
	March 26,	April 1,
	2006	2007

Convertible notes	126,128	65,618
Share options	102,709	42,772
     The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the periods presented below (in thousands):

	Three Months Ended
	March 26,	April 1,
	2006	2007

Net income	$12,016	$17,047
Adjusted net income	$12,579	$17,610

Weighted average number of ordinary shares outstanding (basic)	1,981,209	2,009,832
Weighted average dilutive shares from share plans	12,504	20,057
Weighted average dilutive convertible notes	161,871	161,871

Weighted average number of ordinary and equivalent ordinary shares outstanding (diluted)	2,155,584	2,191,760

Note 6: Contingent Liabilities
     The Company is subject to claims and litigations, which arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. The Company accrues liability associated with these claims and litigations when they are probable and reasonably estimable.
     In February 2006, the Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California. The plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having Ball Grid Array, or BGA, and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that the Company is in breach of an existing license agreement between Tessera and ChipPAC, which agreement has been assigned by ChipPAC to the Company. The Company believes that it has a meritorious defense to the claims and intends to defend the lawsuit vigorously. A court determination that the Company’s products or processes infringe the intellectual property rights of others could result in significant liability and/or require the Company to make material changes to its products and/or processes. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome and it could result in significant liability and/or an injunction and could have a material adverse effect on the business, financial condition and results of operations of the Company.
     In addition, the Company is subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the appropriate government taxing authorities, which are subject to examination and agreement by those taxing authorities. The Company will regularly assess the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes.
     In connection with the merger with ChipPAC, the Company assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $17.0 million as of April 1, 2007) was made by the South Korean National Tax Service, or NTS, relating to withholding tax not collected on the interest income on the loan between the ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. The prevailing tax treaty does not require withholding tax on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure, or MAP, and believes that the assessment will be overturned. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2.8 million as of April 1, 2007) was made on January 9, 2004 for interest expense from October 2001 to May 2002. ChipPAC has applied for the MAP and obtained an approval for a suspension of the proposed assessment by providing a corporate guarantee amounting to the additional taxes. The MAP will terminate on July 3, 2007 if not extended by the NTS. In the event that the Company is not successful with the appeal, the maximum amount payable including potential interest and local surtax as of April 1, 2007 is estimated to be 37.4 billion South Korean Won (approximately $39.8 million as of April 1, 2007). As of April 1, 2007, no accrual has been made. However, the Company’s evaluation of the likely impact of the above contingent liabilities could change in the future and may result in additional liability assumed in the initial purchase of ChipPAC. The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of the Company.

Note 7: Subsequent Event
     On May 11, 2007, the Company issued 16,726,010 ordinary shares upon conversion of $15.5 million aggregate principal amount of the $150.0 million 2.5% Convertible Subordinated Notes due 2008.
Note 8: Condensed Consolidating Financial Information
     In connection with the merger with ChipPAC in 2004, the Company assumed the $150.0 million 2.5% Convertible Subordinated Notes due 2008 issued by ChipPAC. In October 2004, in connection with the filing of the prospectus to register the resale of the Convertible Notes issued by ChipPAC, the Company, but not any of its direct or indirect subsidiaries, provided a full and unconditional guarantee of the Convertible Notes on a subordinated basis.
     In November 2004, the Company issued $215.0 million of 6.75% Senior Notes due 2011. The Senior Notes issued by STATS ChipPAC are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by the following wholly owned subsidiaries, (1) ChipPAC, (2) STATS ChipPAC (Barbados) Ltd., STATS ChipPAC (BVI) Limited, ChipPAC International Company Limited, STATS ChipPAC Malaysia Sdn. Bhd., STATS ChipPAC, Inc., STATS ChipPAC Test Services, Inc., STATS Holdings Limited, ChipPAC Luxembourg S.a.R.L., ChipPAC Liquidity Management Hungary Limited Liability Company and STATS ChipPAC Taiwan Co., Ltd. (“Guarantor Subsidiaries”) and (3) STATS ChipPAC Korea Ltd. STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd. and Winstek (“Non-Guarantor Subsidiaries”) did not provide guarantees.
     In July 2005, the Company issued $150.0 million of 7.5% Senior Notes due 2010. The Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by all of STATS ChipPAC’s wholly owned subsidiaries, except STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd., Winstek (“Non-Guarantor Subsidiaries”) and STATS ChipPAC Korea Ltd.
     The following is the consolidated financial information segregated between STATS ChipPAC as the parent company and guarantor of the Convertible Notes and issuer of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.5% Senior Notes due 2010; ChipPAC as issuer of the Convertible Notes and a guarantor of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.5% Senior Notes due 2010; STATS ChipPAC Korea Ltd. as a guarantor of the $215.0 million 6.75% Senior Notes due 2011 and non-guarantor of the $150.0 million 7.5% Senior Notes due 2010; the other Guarantor Subsidiaries and other Non-Guarantor Subsidiaries of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.5% Senior Notes due 2010.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 31, 2006
In thousands of U.S. Dollars

			STATS		Non -
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$69,057	$177	$22,503	$55,608	$24,112	$—	$171,457
Short-term marketable securities	2,619	—	—	—	42,507	—	45,126
Accounts receivable, net	75,655	—	—	153,427	14,697	—	243,779
Amounts due from affiliates	480,580	152,734	14,973	93,602	25,833	(765,216)	2,506
Other receivables	2,249	219	3,092	672	743	—	6,975
Inventories	36,996	—	41,871	6,514	26,233	—	111,614
Prepaid expenses and other current assets	6,805	1,158	6,600	1,473	2,328	—	18,364

Total current assets	673,961	154,288	89,039	311,296	136,453	(765,216)	599,821
Long-term marketable securities	15,358	—	—	—	—	—	15,358
Property, plant and equipment, net	332,786	4,261	285,582	237,688	332,523	(10)	1,192,830
Investment in equity investee	10,292	—	—	—	—	—	10,292
Investment in subsidiaries	830,366	14,706	—	86,433	—	(931,505)	—
Intangible assets	3,630	2,039	1,997	31,716	2,464	—	41,846
Goodwill	—	—	304,557	102,129	104,617	2,209	513,512
Long-term restricted cash	—	—	629	—	352	—	981
Prepaid expenses and other non-current assets	22,256	258	25,956	319	34,851	—	83,640

Total assets	$1,888,649	$175,552	$707,760	$769,581	$611,260	$(1,694,522)	$2,458,280

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$38,967	$20	$62,945	$10,537	$55,253	$—	$167,722
Payables related to property, plant and equipment purchases	8,048	—	12,340	8,176	5,713	—	34,277
Accrued operating expenses	44,287	9,347	13,210	9,171	21,612	—	97,627
Income taxes payable	—	187	1,663	3,326	1,634	—	6,810
Short-term borrowings	—	—	48	—	544	—	592
Amounts due to affiliates	18,117	1,252	75,398	633,912	36,582	(765,216)	45
Current obligations under capital leases	—	—	3,680	—	—	—	3,680
Current installments of long-term debts	36,800	—	5,070	—	19,231	—	61,101

Total current liabilities	146,219	10,806	174,354	665,122	140,569	(765,216)	371,854
Long-term debts, excluding current installments	496,280	150,000	9,000	—	42,243	—	697,523
Other non-current liabilities	—	—	68,518	9,694	6,595	—	84,807

Total liabilities	642,499	160,806	251,872	674,816	189,407	(765,216)	1,154,184

Minority interest	—	—	—	—	—	57,946	57,946
Total shareholders’ equity	1,246,150	14,746	455,888	94,765	421,853	(987,252)	1,246,150

Total liabilities and shareholders’ equity	$1,888,649	$175,552	$707,760	$769,581	$611,260	$(1,694,522)	$2,458,280

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Three Months Ended March 26, 2006
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non -
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$132,977	$9,976	$134,845	$242,205	$60,464	$(194,758)	$385,709
Cost of revenues	(108,625)	(75)	(115,139)	(214,289)	(50,361)	179,373	(309,116)

Gross profit	24,352	9,901	19,706	27,916	10,103	(15,385)	76,593

Operating expenses:
Selling, general and administrative	13,314	7,053	3,024	25,644	3,462	(12,786)	39,711
Research and development	2,504	1,269	2,363	3,266	190	(2,619)	6,973

Total operating expenses	15,818	8,322	5,387	28,910	3,652	(15,405)	46,684

Operating income (loss)	8,534	1,579	14,319	(994)	6,451	20	29,909

Other income (expense), net:
Interest income	7,210	8	81	608	82	(6,228)	1,761
Interest expense	(8,708)	(1,927)	(850)	(5,720)	(480)	6,228	(11,457)
Foreign currency exchange gain (loss)	190	—	(1,550)	1,703	(352)	—	(9)
Equity income from investment in subsidiaries	4,775	900	—	934	—	(6,609)	—
Other non-operating income (expense), net	15	(29)	—	77	212	—	275

Total other income (expense), net	3,482	(1,048)	(2,319)	(2,398)	(538)	(6,609)	(9,430)

Income (loss) before income taxes	12,016	531	12,000	(3,392)	5,913	(6,589)	20,479
Income tax expense	—	(150)	(3,641)	(1,503)	(624)	—	(5,918)

Income (loss) before minority interest	12,016	381	8,359	(4,895)	5,289	(6,589)	14,561
Minority interest	—	—	—	—	—	(2,545)	(2,545)

Net income (loss)	$12,016	$381	$8,359	$(4,895)	$5,289	$(9,134)	$12,016

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Three Months Ended March 26, 2006
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non -
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities
Net income (loss)	$12,016	$381	$8,359	$(4,895)	$5,289	$(9,134)	$12,016
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	20,747	424	12,454	23,284	12,100	(20)	68,989
Amortization of leasing prepayments	4,368	—	—	—	—	—	4,368
Debt issuance cost amortization	505	26	—	—	—	—	531
(Gain) loss on sale of property, plant and equipment	161	—	11	(6)	25	—	191
Accretion of discount on convertible notes	1,624	—	—	—	—	—	1,624
Foreign currency exchange (gain) loss	(88)	—	—	—	193	—	105
Share-based compensation	1,535	659	1,441	488	322	—	4,445
Deferred income taxes	—	45	3,641	1,292	123	—	5,101
Minority interest in income of subsidiary	—	—	—	—	—	2,545	2,545
Equity income from investment in subsidiaries	(4,775)	(900)	—	(934)	—	6,609	—
Loss on sale of marketable securities	—	—	—	—	176	—	176
Others	—	67	—	374	400	—	841
Changes in operating working capital:
Accounts receivable	124	—	—	(32,353)	1,101	—	(31,128)
Amounts due from affiliates	(45,568)	(1,110)	(797)	(602)	4,270	43,871	64
Inventories	(8,802)	—	(10,543)	(3,741)	(5,028)	—	(28,114)
Other receivables, prepaid expenses and other assets	(2,390)	13	(778)	(206)	(785)	—	(4,146)
Accounts payable, accrued operating expenses and other payables	8,046	837	5,445	6,160	14,999	—	35,487
Amounts due to affiliates	(280)	214	(1,572)	43,792	1,728	(43,871)	11

Net cash provided by (used in) operating activities	(12,777)	656	17,661	32,653	34,913	—	73,106

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$—	$6,072	$—	$6,072
Purchases of marketable securities	—	—	—	—	(33,183)	—	(33,183)
Cash injection in subsidiary	(5,635)	—	—	(14,500)	—	20,135	—
Acquisition of intangible assets	(453)	(186)	(38)	(1,376)	(17)	—	(2,070)
Purchases of property, plant and equipment	(37,636)	(88)	(33,095)	(15,342)	(57,928)	2,515	(141,574)
Others, net	2,032	—	884	531	685	(2,515)	1,617

Net cash used in investing activities	(41,692)	(274)	(32,249)	(30,687)	(84,371)	20,135	(169,138)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$—	$(10,961)	$—	$(1,535)	$—	$(12,496)
Repayment of long-term debts	—	—	—	—	(2,283)	—	(2,283)
Proceeds from issuance of shares, net of expenses	5,666	—	—	—	20,135	(20,135)	5,666
Proceeds from bank borrowings	—	—	4,067	—	5,459	—	9,526
Decrease (increase) in restricted cash	—	—	745	—	(3,117)	—	(2,372)
Capital lease payments	—	—	(1,743)	—	—	—	(1,743)

Net cash provided by (used in) financing activities	5,666	—	(7,892)	—	18,659	(20,135)	(3,702)

Net increase (decrease) in cash and cash equivalents	(48,803)	382	(22,480)	1,966	(30,799)	—	(99,734)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	645	—	645
Cash and cash equivalents at beginning of the period	144,841	635	32,291	9,865	37,088	—	224,720

Cash and cash equivalents at end of the period	$96,038	$1,017	$9,811	$11,831	$6,934	$—	$125,631

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
As of April 1, 2007
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non -
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$79,605	$278	$15,293	$33,662	$27,340	$—	$156,178
Short-term marketable securities	2,650	—	—	—	28,812	—	31,462
Accounts receivable, net	67,011	—	—	161,111	14,643	—	242,765
Amounts due from affiliates	463,088	152,762	19,491	101,789	25,306	(759,940)	2,496
Other receivables	2,348	231	3,736	366	1,300	—	7,981
Inventories	29,250	—	38,000	6,394	23,495	—	97,139
Prepaid expenses and other current assets	7,906	1,162	3,483	1,372	1,651	—	15,574

Total current assets	651,858	154,433	80,003	304,694	122,547	(759,940)	553,595
Long-term marketable securities	15,535	—	—	—	—	—	15,535
Property, plant and equipment, net	310,072	4,147	314,917	230,516	326,720	—	1,186,372
Investment in equity investee	9,996	—	—	—	—	—	9,996
Investment in subsidiaries	859,603	14,767	—	94,343	—	(968,713)	—
Intangible assets	3,870	1,985	1,751	30,651	2,335	—	40,592
Goodwill	—	—	304,557	101,702	104,617	2,209	513,085
Long-term restricted cash	—	—	629	—	348	—	977
Prepaid expenses and other non-current assets	18,328	232	21,865	310	32,552	—	73,287

Total assets	$1,869,262	$175,564	$723,722	$762,216	$589,119	$(1,726,444)	$2,393,439

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$26,193	$124	$52,045	$11,142	$46,919	$—	$136,423
Payables related to property, plant and equipment purchases	4,212	—	20,100	5,381	5,580	—	35,273
Accrued operating expenses	46,288	7,754	11,025	7,874	18,424	—	91,365
Income taxes payable	—	225	1,620	3,135	1,817	—	6,797
Short-term borrowings	—	—	48	—	—	—	48
Amounts due to affiliates	19,013	2,464	82,667	616,436	39,377	(759,940)	17
Current obligations under capital leases	—	—	1,857	—	—	—	1,857
Current portions of long term loans	—	—	5,880	—	11,374	—	17,254

Total current liabilities	95,706	10,567	175,242	643,968	123,491	(759,940)	289,034
Long-term debts, excluding current installments	497,666	150,000	7,500	—	26,954	—	682,120
Other non-current liabilities	361	—	70,141	10,329	7,532	—	88,363

Total liabilities	593,733	160,567	252,883	654,297	157,977	(759,940)	1,059,517

Minority interest	—	—	—	—	—	58,393	58,393
Total shareholders’ equity	1,275,529	14,997	470,839	107,919	431,142	(1,024,897)	1,275,529

Total liabilities and shareholders’ equity	$1,869,262	$175,564	$723,722	$762,216	$589,119	$(1,726,444)	$2,393,439

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Three Months Ended April 1, 2007
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non -
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$105,248	$8,913	$148,410	$279,570	$81,515	$(233,186)	$390,470
Cost of revenues	82,141	—	123,779	254,870	67,637	(215,516)	312,911

Gross profit	23,107	8,913	24,631	24,700	13,878	(17,670)	77,559

Operating expenses:
Selling, general and administrative	21,778	6,567	3,358	15,763	1,829	(21,296)	27,999
Research and development	2,987	1,523	2,540	4,011	313	(3,189)	8,185
Tender offer expenses	—	—	—	—	—	6,808	6,808

Total operating expenses	24,765	8,090	5,898	19,774	2,142	(17,677)	42,992

Operating income (loss)	(1,658)	823	18,733	4,926	11,736	7	34,567

Other income (expense), net:
Interest income	910	—	185	1,036	214	(508)	1,837
Interest expense	(8,802)	(962)	(787)	—	(421)	508	(10,464)
Foreign currency exchange gain (loss)	14	—	368	(358)	96	—	120
Equity loss from equity investee	(253)	—	—	—	—	—	(253)
Equity income from investment in subsidiaries	28,454	61	—	7,910	—	(36,425)	—
Other non-operating income (expense), net	(113)	(15)	—	53	116	—	41

Total other income (expense), net	20,210	(916)	(234)	8,641	5	(36,425)	(8,719)

Income (loss) before income taxes	18,552	(93)	18,499	13,567	11,741	(36,418)	25,848
Income tax expense	(1,505)	(49)	(3,824)	(642)	(1,631)	—	(7,651)

Income (loss) before minority interest	17,047	(142)	14,675	12,925	10,110	(36,418)	18,197
Minority interest	—	—	—	—	—	(1,150)	(1,150)

Net income (loss)	$17,047	$(142)	$14,675	$12,925	$10,110	$(37,568)	$17,047

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Three Months Ended April 1, 2007
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non -
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities

Net income (loss)	$17,047	$(142)	$14,675	$12,925	$10,110	$(37,568)	$17,047
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	21,646	219	14,430	12,488	12,003	(7)	60,779
Amortization of leasing prepayments	11	—	—	—	—	—	11
Debt issuance cost amortization	591	27	—	—	—	—	618
Loss (gain) on sale of property, plant and equipment	1,065	—	(1)	(8)	(331)	—	725
Accretion of discount on convertible notes	1,386	—	—	—	—	—	1,386
Foreign currency exchange (gain) loss	(35)	—	—	—	(337)	—	(372)
Share-based compensation expense	920	393	1,298	314	(43)	—	2,882
Deferred income taxes	1,505	—	3,824	306	187	—	5,822
Minority interest in income of subsidiary	—	—	—	—	—	1,150	1,150
Equity income from investment in subsidiaries	(28,454)	(61)	—	(7,910)	—	36,425	—
Equity loss from investment in equity investee	253	—	—	—	—	—	253
Gain on sale of marketable securities	—	—	—	—	(72)	—	(72)
Others	—	—	(42)	39	55	—	52
Changes in operating working capital:
Accounts receivable	8,644	—	—	(7,684)	54	—	1,014
Amounts due from affiliates	17,495	(29)	(4,518)	(8,188)	528	(5,278)	10
Inventories	7,747	—	3,901	119	2,739	—	14,506
Other receivables, prepaid expenses and other assets	1,789	(17)	1,875	368	134	—	4,149
Accounts payable, accrued operating expenses and other payables	(10,775)	(1,451)	(11,662)	(162)	(10,063)	—	(34,113)
Amounts due to affiliates	896	1,212	7,268	(17,476)	2,794	5,278	(28)

Net cash provided by operating activities	41,731	151	31,048	(14,869)	17,758	—	75,819

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$—	$10,327	$—	$10,327
Proceeds from maturity of marketable securities	—	—	—	—	2,946	—	2,946
Cash injection in subsidiary	(673)	—	—	—	—	673	—
Acquisition of intangible assets	(296)	—	—	(208)	(110)	—	(614)
Purchases of property, plant and equipment	(11,039)	(50)	(36,234)	(7,930)	(10,101)	9,564	(55,790)
Others, net	6,556	—	489	1,061	4,661	(9,564)	3,203

Net cash used in investing activities	(5,452)	(50)	(35,745)	(7,077)	7,723	673	(39,928)

Cash Flows From Financing Activities

Repayment of short-term debts	$—	$—	$—	$—	$(544)	$—	$(544)
Repayment of long-term debts	—	—	(690)	—	(38,036)	—	(38,726)
Proceeds from issuance of shares, net of expenses	11,069	—	—	—	673	(673)	11,069
Repurchase and redemption of senior and convertible notes	(36,800)	—	—	—	—	—	(36,800)
Proceeds from bank borrowings	—	—	—	—	15,548	—	15,548
Decrease in restricted cash	—	—	—	—	4	—	4
Capital lease payments	—	—	(1,823)	—	—	—	(1,823)

Net cash provided by (used in) financing activities	(25,731)	—	(2,513)	—	(22,355)	(673)	(51,272)

Net increase (decrease) in cash and cash equivalents	10,548	101	(7,210)	(21,946)	3,126	—	(15,381)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	102	—	102
Cash and cash equivalents at beginning of the year	69,057	177	22,503	55,608	24,112	—	171,457

Cash and cash equivalents at end of the year	$79,605	$278	$15,293	$33,662	$27,340	$—	$156,178

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion of our business, financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ from those anticipated in these forward looking statements as a result of certain factors, such as those set forth in our annual report on Form 20-F filed with the SEC on March 12, 2007. Since the beginning of fiscal 2005, we have employed quarterly and fiscal year reporting periods. Our 52-53 week fiscal year ends on the Sunday nearest to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our first quarter of 2007 ended on April 1, 2007, while our first quarter of 2006 ended on March 26, 2006. References to “U.S. GAAP” are to generally accepted accounting principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America. The noon buying rate in The City of New York on April 1, 2007 was 941.10 South Korean Won per $1.00 for cable transfers in South Korean Won, as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise indicated, certain South Korean Won amounts have been translated into U.S. Dollar amounts, based on this exchange rate.
Overview
     We are a leading service provider of semiconductor packaging design, bump, probe, assembly, test and distribution solutions. We have the skill to provide a comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer, automotive and industrial markets. Our services include:
•	Packaging services: providing leaded, power, array, memory card and wafer level chip-scale packages to customers with a broad range of packaging solutions and full backend turnkey services for a wide variety of electronics applications. We also provide redistribution layers, integrated passive device, and wafer bumping services for flip-chip and wafer level chip-scale packages. As part of customer support on packaging services, we also offer package design, electrical, mechanical and thermal simulation, measurement and design of lead-frames and laminate substrates;

•	Test services: including wafer probe and final testing, on a diverse selection of test platforms, covering the major test platforms in the industry. We have expertise in testing a broad variety of semiconductors, especially mixed-signal and high-performance digital devices. We also offer test-related services such as burn-in process support, reliability testing, thermal and electrical characterization, dry pack and tape and reel; and

•	Pre-production and post-production services: such as package development, test software and related hardware development, warehousing and drop shipment services.
     We have a leadership position in providing advanced packages, such as stacked die, System-in-Package and flip-chip, as well as Ball Grid Array, or BGA, packages and wafer level chip-scale packages. We are a leader in high-volume assembly, test and distribution of discrete and analog power packages.
     We are also a leader in testing mixed-signal semiconductors or semiconductors combining the use of analog and digital circuits in a chip. Mixed-signal semiconductors are used extensively in fast-growing communications applications. We have strong expertise in testing a wide range of high-performance digital devices.
     We have been successful in attracting new customers with our packaging and test capabilities and then expanding our relationship with such customers to provide full turnkey solutions tailored to their needs.
     We are headquartered in Singapore and our manufacturing facilities are strategically located in Singapore, South Korea, China, Malaysia and Taiwan (including our 52% owned subsidiary, Winstek). We also have test pre-production facilities in the United States. We market our services through our direct sales force located across the globe in Singapore, South Korea, China, Malaysia, Taiwan, the United States, the United Kingdom, the Netherlands and Japan. With an established presence in the countries where strategic semiconductor markets are located, we are in close proximity to the major hubs of wafer fabrication which allows us to provide customers with fully-integrated, multi-site, end-to-end packaging and test services.

Temasek Holdings’ Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s, Tender Offer
     On March 1, 2007, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), a wholly-owned subsidiary of Temasek Holdings (Private) Limited (“Temasek Holdings”), announced its intention to launch a voluntary conditional cash tender offer for the ordinary shares and American Depositary Shares (“ADSs”) of the Company that STSPL does not already own (the “Offer”).
     The offer price is S$1.75 for each ordinary share and S$17.50 for each ADS in cash. The Offer has been conditioned upon, among other matters, STSPL receiving acceptance of such number of ordinary shares and ADSs which, together with all other ordinary shares and ADSs owned, acquired or agreed to be acquired by STSPL, would represent more than 50% of our outstanding ordinary shares and ADSs following the close of the Offer. If ordinary shares and ADSs tendered into the Offer result in STSPL owning at least 90% of our outstanding ordinary shares and ADSs (other than those owned by STSPL and its related corporations at the commencement of the Offer), STSPL intends to offer a higher offer price of S$1.88 per ordinary share or S$18.80 per ADS to all shareholders who accept the Offer, regardless of when their ordinary shares and ADSs are tendered. The Offer also includes an offer by STSPL for the Company’s outstanding $115.0 million aggregate principal amount of zero coupon convertible notes due 2008 and $150.0 million aggregate principal amount of 2.50% convertible subordinated notes due 2008. The offer for the convertible notes is conditioned on the offer for the ordinary shares and ADSs becoming unconditional in all respects.
     The Offer for the ordinary shares, ADSs and convertible notes was declared unconditional in all respects on April 13, 2007. STSPL has announced that the Offer will close on May 18, 2007 unless the higher offer price threshold is reached or deemed to have been reached, in which case the Offer will remain open for at least ten U.S. business days following the date on which the higher offer price threshold is reached or deemed to have been reached.
     As of May 14, 2007, STSPL announced that it beneficially owned 80.0% of the Company’s outstanding ordinary shares and ADSs.
     During the three months ended April 1, 2007, the Company recorded tender offer expenses of $6.8 million consisting of investment banking, legal, accounting, printing and other costs associated with the tender offer.
Results of Operations
Three months ended April 1, 2007 compared to three months ended March 26, 2006
Net Revenues
     We derive revenues primarily from test and packaging of array and leaded packages. Net revenues were $390.5 million in the three months ended April 1, 2007, an increase of 1.2% compared to $385.7 million in the three months ended March 26, 2006. The increase was primarily due to increased packaging revenue from improved product mix in the three months ended April 1, 2007.
     Our packaging revenues in the three months ended April 1, 2007 increased 4.4% to $294.9 million compared to the same period in 2006. Unit volumes of our total packaging in the three months ended April 1, 2007 were 1.9% lower compared to the same period in 2006 and resulted in a decrease of $6.7 million in revenue. The average selling prices for our services have generally decreased over product life cycles. Our ability to maintain or increase our average selling price will continue to be dependent upon our ability to selectively increase pricing and shift to higher margin packaging and test services. Average selling prices per pin for packaging services in the three months ended April 1, 2007 increased 5.7% compared to the three months ended March 26, 2006, primarily due to changes in product mix, and contributed to an increase of $15.7 million in revenue. Revenues from test and other services in the three months ended April 1, 2007 decreased 7.4% to $95.6 million compared to the three months ended March 26, 2006.
     In the three months ended April 1, 2007, revenue contribution from the communications market decreased 2.9% over the three months ended March 26, 2006 and represented 52.5% of our revenues in the three months ended April 1, 2007 compared to 55.4% of our revenues in the three months ended March 26, 2006. The revenues from the communications market remained relatively strong with continued demand for more complex, higher functionality mobile phone and infrastructure products. Revenue contribution from consumer, multi-applications and other markets in the three months ended April 1, 2007 increased 7.0% compared to the same period in 2006 and represented 31.4% of our revenues in the three months ended April 1, 2007. Revenue contribution from the personal computer market in the three months ended April 1, 2007 decreased 4.1% over the same period in 2006 and represented 16.1% of our revenues in the three months ended April 1, 2007. We expect to continue to depend on the communications, consumer and multi-applications, and personal computer markets for substantially all of our net revenues.
Gross Profit
     Gross profit in the three months ended April 1, 2007 was $77.6 million, an increase of $1.0 million compared to $76.6 million in the same period in 2006. Gross profit as a percentage of revenues was 19.9% in both the three months ended April 1, 2007 and March 26, 2006. Gross profit in the three months ended April 1, 2007 includes $1.5 million of share-based compensation expense under SFAS 123(R) which reduced gross margin by 0.3%. In the three months ended April 1, 2007, gross profit remained flat as improved product mix, continued cost control measures and higher overall average selling price, were offset by higher depreciation from our larger capital asset base and an increase in cost of materials. Overall equipment utilization was approximately 75% and 76% in the three months ended April 1, 2007 and March 26, 2006, respectively. Our cost of revenues consist principally of fixed costs such as depreciation and leasing expenses and variable costs such as direct and indirect labor, materials and overhead expenses. We continue to experience higher cost as a result of external global economic factors such as higher substrate, gold and oil prices which affected our cost of materials and the adverse effect of the strengthening of the Singapore Dollar, South Korean Won, Chinese Renminbi and Malaysian Ringgit against the U.S. Dollar when compared to the same period in 2006.
Selling, General and Administrative
     Selling, general and administrative expenses were $28.0 million in the three months ended April 1, 2007, a decrease of 29.5% compared to $39.7 million in the three months ended March 26, 2006. As a percentage of revenues, selling, general and administrative expenses were 7.2% in the three months ended April 1, 2007 compared to 10.3% in the same period in 2006. The decrease in selling, general and administrative expenses in the three months ended April 1, 2007 primarily was a result of certain intangible assets related to the merger of former STATS and ChipPAC becoming fully amortized and lower share-based compensation expense partially offset by higher payroll expense resulting from an increased number of employees and increased cost of general business support for our overall business growth. In the three months ended April 1, 2007, share-based compensation expense under SFAS 123(R) was $1.0 million compared to $2.5 million in the same period in 2006.
Research and Development
     Research and development expenses were $8.2 million in the three months ended April 1, 2007 compared to $7.0 million in the same period in 2006, an increase of $1.2 million. Research and development expenses increased primarily due to an increase in number of employees. As a percentage of revenues, research and development expenses were 2.1% in the three months ended April 1, 2007 compared to 1.8% in the three months ended March 26, 2006.
Tender Offer Expenses
     During the three months ended April 1, 2007, we incurred $6.8 million consisting of investment banking, legal, accounting, printing and other costs associated with the tender offer from Singapore Technologies Semiconductors Pte Ltd, a wholly-owned subsidiary of Temasek Holdings (Private) Limited.
Net Interest Income (Expense)
     Net interest expense was $8.6 million in the three months ended April 1, 2007 compared to $9.7 million in the same period in 2006. Interest income was $1.8 million in both the three months ended April 1, 2007 and March 26, 2006.
     Interest expense was $10.5 million in the three months ended April 1, 2007 compared to $11.5 million in the three months ended March 26, 2006. The decrease in interest expense was primarily due to our repurchase of $50.0 million aggregate principal amount of our 8.0% convertible subordinated notes due 2011 in October 2007, the redemption of our remaining $31.5 million aggregate principal amount of our 1.75% convertible notes upon maturity in March 2007 and lower long-term Taiwan debts in the three months ended April 1, 2007 compared to March 26, 2006. The decrease is partially offset by higher long-term debts in South Korea in the three months ended April 1, 2007 compared to March 26, 2006. Total outstanding interest-bearing debt was $701.3 million and $817.9 million as of April 1, 2007 and March 26, 2006.
Foreign Currency Exchange Gain (Loss)
     Net foreign currency exchange gain was $0.1 million in the three months ended April 1, 2007, compared to a loss of $0.01 million in the same period in 2006. These non-cash gains and losses were due primarily to the fluctuations between the exchange rate of the U.S. Dollar and the Singapore Dollar, the South Korean Won and the Chinese Renminbi.
Other Non-Operating Income (Expense), Net
     Net other non-operating income was $0.04 million in the three months ended April 1, 2007 compared to net other non-operating income of $0.3 million in the three months ended March 26, 2006.

Income Tax Expense
     Quarterly income tax expense is calculated using an estimate of the effective tax rate for the year. Our consolidated income tax expense was $7.7 million in the three months ended April 1, 2007 compared to $5.9 million in the three months ended March 26, 2006. The $7.7 million tax expense includes adjustment to the effective tax rate related to tax benefits recognized of $0.5 million and $1.3 million increase in valuation allowance.
Liquidity and Capital Resources
     Our principal source of liquidity consists of cash flows from operating activities, bank facilities, debt financing, and our existing cash, cash equivalents and marketable securities. As of April 1, 2007 we had cash, cash equivalents and marketable securities of $203.2 million. We also have available lines of credit and banking facilities consisting of loans, letters of credit and bank guarantees, including those available to our consolidated subsidiaries, which amounted to an aggregate of $445.0 million, of which $117.3 million was utilized as of April 1, 2007. Our liquidity needs arise primarily from servicing our outstanding debts, working capital needs and the funding of capital expenditures. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity, to replace packaging and testing equipment from time to time, and to expand our facilities. Depending on business conditions, we expect our capital expenditures to be approximately $250.0 million in 2007 as our capital expenditure spending continues to be targeted at demand that we see from our customers and on long-term strategic investments. We spent $56.8 million on capital expenditures in the three months ended April 1, 2007, compared to $132.9 million in the same period in 2006, reflecting our capital discipline.
     At the annual general meeting in April 2007, our shareholders approved the repurchase of up to approximately 51 million ordinary shares (2.5% of the issued ordinary share capital as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date which the approval is revoked or varied. We may use our available funds, draw down on our available lines of credit or seek additional financing or a combination of these to finance our repurchase of our ordinary shares.
     We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital expenditure requirements, investment requirements, share repurchases, as well as capital lease and debt service repayment obligations through to March 2008. Our debt service repayment obligations through to March 2008 include our obligation to meet the redemption of the outstanding $115.0 million aggregate principal amount of our 0% convertible notes if our noteholders exercise their put options thereunder in November 2007. If our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, the expansion of our business or otherwise, or if our cash flows from operations are lower than anticipated, including as a result of an unexpected decrease in demand for our services due to a downturn in the semiconductor industry or otherwise, we may be required to obtain additional debt or equity financing from time to time depending on prevailing market conditions. In such events, there can be no assurance that additional financing will be available or, if available, that such financings can be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or creditors.
Total Borrowings
     As of April 1, 2007, our total debt outstanding consisted of $701.3 million of borrowings, which included $150.0 million of 7.5% senior notes due 2010, $215.0 million of 6.75% senior notes due 2011, $115.0 million of zero coupon convertible notes due 2008, $150.0 million of 2.5% convertible subordinated notes due 2008, and other long-and short-term borrowings.
     In 2006, we increased our total term loan facilities from Hana Bank in South Korea to $30.0 million, an increase of $15.0 million over 2005. During 2006, we borrowed $12.0 million under these facilities to finance our purchase of a building and land in South Korea. These borrowings are repayable over eight equal quarterly installments from November 2006 to June 2009 and as of April 1, 2007, $13.4 million was outstanding.
     In 2006, Winstek borrowed NT$1.6 billion ($49.6 million as of April 1, 2007) under its NT$1.8 billion ($54.5 million as of April 1, 2007) floating rate New Taiwan dollar term loan facility, obtained from a syndicate of lenders with Mega Bank (formerly known as Chiao Tung Bank) as the agent bank. This facility is secured by a pledge of Winstek’s equipment with net book value of $49.8 million as of April 1, 2007. The proceeds from this facility were primarily used to repay certain of Winstek’s other credit facilities. Further in 2006, Winstek secured another floating rate New Taiwan dollar term loan facility of NT$3.6 billion ($108.9 million) with a syndicate of lenders, with Taishin Bank as the agent bank. The loan drawdowns must be made within 24 months from the date of first drawdown, not to be later than February 18, 2007. As of April 1, 2007, Winstek has drawn down NT$0.5 billion ($15.1 million) under the term loan facility. The term loan facility bears an interest rate of 2.7% per annum. The principal and interest on the loan is repayable in nine installments commencing 24 months from first draw down date with first eight installments each repaying 11% of the principal and the last installment repaying 12% of the principal. The interest on the loan is payable on a quarterly basis.
     On October 16, 2006, we repurchased the outstanding $50.0 million aggregate principal amount of our 8.0% convertible subordinated notes due 2011. We paid a total amount of $50.5 million (excluding interest) in respect of the notes. The repurchase was financed with our current working capital, including our cash and cash equivalents.
     On March 18, 2007, we redeemed the remaining outstanding $31.5 million aggregate principal amount of our 1.75% convertible notes due 2007 (including interest) for an aggregate consideration of $36.8 million. The repurchase was financed with our current working capital, including our cash and cash equivalents.
     On May 11, 2007, we issued 16,726,010 ordinary shares upon conversion of $15.5 million aggregate principal amount of our $150.0 million 2.5% convertible subordinated notes due 2008.
Special Tax Status
     We were previously granted pioneer status under The Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 of Singapore, for “Subcontract Assembly And Testing Of Integrated Circuits Including Wafer Probing Services.” In December 2003, an application was submitted to the Singapore Economic Development Board, or EDB, to revoke our pioneer status granted from January 1, 1996 to December 31, 2003. Our pioneer trade was in a tax loss position due to the substantial amount of capital allowances claimed arising from capital expenditure on our plant and machinery and trade losses in certain years. As a result, we had not enjoyed any tax exemption in respect of our income arising from the pioneer activities. On the other hand, we have paid taxes in respect of our interest and rental income, as losses arising from the pioneer trade cannot be set-off against the non-qualifying income during the pioneer incentive period due to the application of the law in respect of the pioneer incentive. In September 2004, the application to revoke retroactively our pioneer status was approved by the EDB. Accordingly, we recorded $5.0 million of tax recoverable in December 2004 related to the expected refund of taxes paid previously on interest and rental income as the unutilized tax losses and capital allowances arising from the trading activities would then be allowed to set-off against the income derived in the previous years, of which $4.6 million has been refunded in April 2006. We are in the process of working with the EDB for a new tax incentive for our Singapore operations.
Off-Balance Sheet Arrangements
     We provided a tax guarantee to the South Korean tax authorities as discussed below. We have no significant investment in any unconsolidated entities. Our off-balance sheet commitments are limited to operating leases, royalty/license agreements, purchase obligations and contingent payments to Cirrus Logic, Inc. assumed in the merger with ChipPAC, with respect to the purchase of test assets. Our total off-balance sheet obligations are approximately $252.6 million as of April 1, 2007.

Contractual Obligations
     Our total commitments on our loans, capital lease, operating leases, other obligations and agreements as of April 1, 2007, were as follows (in thousands):

	Payments Due
				More
	Within 1	1-3	3-5	Than 5
	Year	Years	Years	Years	Total
On balance sheet commitments:
Zero coupon convertible notes due 2008 (1)(2)	$—	$132,666	$—	$—	$132,666
2.5% convertible subordinated notes due 2008 (2)	—	150,000	—	—	150,000
6.75% senior notes due 2011 (2)	—	—	215,000	—	215,000
7.5% senior notes due 2010 (2)	—	—	150,000	—	150,000
Capital lease obligations (2)	1,857	—	—	—	1,857
Long-term loans (2)	17,254	25,724	8,345	385	51,708
Short-term loans (2)	48	—	—	—	48
Other non-current liabilities (3)	—	—	—	—	—

Total on balance sheet commitments	$19,159	$308,390	$373,345	$385	$701,279

Off balance sheet commitments:
Operating leases	$14,608	$21,090	$17,022	$41,880	$94,600
Royalty/ licensing agreements	7,010	13,812	13,184	—	34,006
Contingent payments to Cirrus	500	—	—	—	500
Purchase obligations:
— Capital commitments	38,623	—	—	—	38,623
— Inventory purchase commitments	84,899	—	—	—	84,899

Total off balance sheet commitments	$145,640	$34,902	$30,206	$41,880	$252,628

Total commitments	$164,799	$343,292	$403,551	$42,265	$953,907

(1)	On maturity of the zero coupon convertible notes due 2008, we are required to pay the note holders 123.4% of the principal amount. Holders of our zero coupon convertible notes due 2008 have the right to require us to repurchase all or a portion of their convertible notes on November 7, 2007.

(2)	The convertible notes, senior notes, capital lease obligations, short-term and long-term loans agreements contain provisions for the payment of interest either on maturity or on a monthly, quarterly, semi-annual or annual basis at a stated rate of interest over the term of the debt. These payment obligations are not reflected in the table above. The interest payments due within one year, 1-3 years, 3-5 years and more than five years amount to $31.3 million, $64.0 million, $34.8 million and $0.002 million, respectively.

(3)	Our other non-current liabilities as of April 1, 2007 were $88.4 million, including $28.4 million related to severance benefits for our employees in South Korea which were not included in the table due to lack of contractual certainty as to the timing of payments.
Contingencies
     We are subject to claims and litigations, which arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. We accrue liability associated with these claims and litigations when they are probable and reasonably estimable.
     In February 2006, we, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California. The plaintiff, Tessera Technologies, Inc., has asserted that semiconductor chip packaging, specifically devices having BGA and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that we are in breach of an existing license agreement between Tessera and ChipPAC, which agreement has been assigned by ChipPAC to us. We believe that we have a meritorious defense to the claims and intend to defend the lawsuit vigorously. A court determination that our products or processes infringe the intellectual property rights of others could result in significant liability and/or require us to make material changes to our products and/or processes. Due to the inherent uncertainties of the lawsuit, we cannot accurately predict the ultimate outcome and it could result in significant liability and/or an injunction and could have a material adverse effect on our business, financial condition and results of operations.
     In addition, we are subject to various taxes in the different jurisdictions in which we operate. These include taxes on income, property, goods and services, and other taxes. We submit tax returns and claims with the appropriate government taxing authorities, which are subject to examination and agreement by those taxing authorities. We will regularly assess the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes.

     In connection with the merger with ChipPAC, we assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $17.0 million as of April 1, 2007) was made by the South Korean National Tax Service, or NTS, relating to withholding tax not collected on the interest income on the loan between ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. The prevailing tax treaty does not require withholding on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure, or MAP and believes that the assessment will be overturned. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2.8 million as of April 1, 2007) was made on January 9, 2004, for the interest from October 2001 to May 2002. ChipPAC has applied for the MAP and obtained an approval for a suspension of the proposed assessment by providing a corporate guarantee amounting to the additional taxes. The MAP has a termination date of July 3, 2007 if not extended by the NTS. In the event that we are not successful with the appeal, the maximum amount payable including potential interest and local surtax as of April 1, 2007 is estimated to be 37.4 billion South Korean Won (approximately $39.8 million as of April 1, 2007). As of April 1, 2007, no accrual has been made. However, our evaluation of the likely impact of the above contingent liabilities could change in the future and may result in additional liability assumed in the initial purchase of ChipPAC. The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on our business, financial condition and results of operations.
Cash Flows From Operating Activities
     In the three months ended April 1, 2007, cash provided by operations was $75.8 million compared to $73.1 million in the three months ended March 26, 2006. Cash provided and used by operations is calculated by adjusting our net income or loss by non-cash related items such as depreciation and amortization, share-based compensation expense, amortization of leasing prepayments, accretion of discount on certain of our outstanding convertible notes, amortization of debt issuance cost, loss or gain from sale of assets, deferred income taxes, foreign currency exchange loss or gain, minority interest, share of equity income and by changes in assets and liabilities. In the three months ended April 1, 2007, non-cash related items included $61.4 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $2.9 million related to share-based compensation expense, $1.4 million from the accretion of discount, $5.8 million from the deferred taxes, $1.2 million from the minority interest in income of our subsidiary and $0.3 million equity loss from equity investments. In the three months ended March 26, 2006, non-cash related items included $73.9 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $4.4 million related to share-based compensation expense, $1.6 million from the accretion of discount, $5.1 million from the deferred taxes and $2.5 million from the minority interest in income of our subsidiary.
     Working capital uses of cash included decreases in accounts payable, accrued operating expenses and other payables and amount due to affiliates. Working capital source of cash included decreases in accounts receivables, amount due from affiliates, inventories, and other receivables, prepaid expenses and other assets. Inventories as of April 1, 2007 were lower as compared to December 31, 2006 levels. Additionally, accounts receivables were also lower compared to December 31, 2006 with better cash collections. Accounts and other payables decreased as compared to December 31, 2006 primarily due to larger cash payments made in the three months ended April 1, 2007.
Cash Flows From Investing Activities
     In the three months ended April 1, 2007, cash used in investing activities was $39.9 million compared to $169.1 million in the three months ended March 26, 2006. The primary usage of cash in investing activities was related to the acquisition of property and equipment, net of changes in payables related to property, plant and equipment purchases, of $55.8 million in the three months ended April 1, 2007 and $141.6 million during the same period in 2006. We experienced a decrease in capital expenditure in the three months ended April 1, 2007 as we continue our discipline with capital expenditure spending. In the three months ended April 1, 2007 and March 26, 2006, we invested $0.6 million and $2.1 million, respectively, in the acquisition of software, licenses and other intangible assets. In the three months ended April 1, 2007 and March 26, 2006, we purchased in marketable securities of $nil and $33.2 million, respectively, and received proceeds from the sale and maturity of our marketable securities of $13.3 million and $6.1 million, respectively.

Cash Flows From Financing Activities
     In the three months ended April 1, 2007, cash used in financing activities was $51.3 million compared to $3.7 million in the three months ended March 26, 2006. In the three months ended April 1, 2007, we borrowed $15.5 million and repaid $39.3 million compared to $9.5 million and $14.8 million, respectively, for the same period in 2006. In the three months ended April 1, 2007, we redeemed the remaining $31.5 million aggregate principal amount of our 1.75% convertible notes due 2007 (including interest) at an aggregate consideration of $36.8 million. In addition, we made $1.8 million and $1.7 million of capital lease payments in the three months ended April 1, 2007 and March 26, 2006, respectively. In the three months ended April 1, 2007 and March 26, 2006, we reduced our restricted cash by $0.004 million and increased our restricted cash by $2.4 million, respectively. In the three months ended April 1, 2007 and March 26, 2006, we received $11.1 million and $5.7 million, respectively, from the issuance of new ordinary shares through our share plans. The total numbers of ordinary shares issued in the three months ended April 1, 2007 and March 26, 2006 were 16.6 million and 10.8 million, respectively.